[RAILROAD COMMISSION OF TEXAS Letterhead]


January 21, 1998

Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Mr. Katz,

          KN Energy, Inc. ("KN Energy") has advised the Railroad Commission of Texas ("Commission") that a subsidiary of KN Energy intends to enter into a transaction whereby it will engage in the construction, ownership and operation of a natural gas distribution facility in the city of Hermosillo, State of Sonora, Mexico, pursuant to a franchise granted by the federal government of Mexico. In connection with such activities, KN Energy has requested that the Commission provide you with the certification comtemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et seq.).

          As the State Commission having jurisdiction over the retail gas rates of KN Energy and its subsidiaries, the Commission hereby certifies that it:
          i.) has the authority and resources to protect the ratepayers of KN Energy and its subsidiaries subject to its jurisdiction, and
          ii.)  intends to exercise such authority.

          This certification is intended to be applicable with respect to the above described transaction and such other foreign utility company ventures in which KN Energy or its subsidiaries may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions. KN Energy has represented that it will timely inform this Commission of any efforts by it or its subsidiaries to seek ownership interest in other foreign utility companies.

Sincerely,


/s/ Ronald L. Kitchens
-----------------------------------
Ronald L. Kitchens
Director, Gas Services Division
On behalf of the Railroad Commission of Texas


cc:  Offie of Public Utility Regulation
     Securities and Exchanger commission
     450 Fifth Street, NW
     Washingotn, DC  20549